                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

               /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         For the transition period from____________
                   Commission file number SEC File No. 2-91561

                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                  B:             DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640

           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                      INDEX

Independent Auditors' Reports and Consents.

Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and
         1994.

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1995, December 31, 1994 and December 31, 1993.

Notes to Financial Statements

                                  EXHIBIT INDEX

            Accountants' Consent (See Independent Auditors' Report).

                    Independent Auditors' Report and Consent

Pension Committee
Dover Corporation
Retirement Savings Plan:

We have audited the statement of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan as of December 31, 1994 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1994 and December 31, 1993 were audited by other auditors whose report dated June 27, 1995 expressed an unqualified opinion on those statements. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we consent to incorporation by reference of this report in the Registration Statement No. 33-01419 on Form S-8 of Dover Corporation.



                                                        COOPERS & LYBRAND L.L.P.

New York, New York
June 27, 1996

                          Independent Auditors' Report

Pension Committee
Dover Corporation
Retirement Savings Plan:

We have audited the statement of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 1994 and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994, and the changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

New York, New York
June 27, 1995

Pension Committee
Dover Corporation
Retirement Savings Plan:

We consent to incorporation by reference in the registration statement No. 33-01419 on Form S-8 of Dover Corporation of our report dated June 27, 1995, relating to the statement of net assets available for plan benefits of the Dover Corporation Retirement Savings Plan as of December 31, 1994 and the related statements of changes in net assets available for plan benefits for each of the years in the two year period ended December 31, 1994.

                                                           KPMG Peat Marwick LLP

New York, New York
June 27, 1996

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1995

                                                                       PARTICIPANT DIRECTED
                                               ----------------------------------------------------------------------
                                                   STOCK         INCOME         EQUITY         GROWTH        BALANCED       LOAN
ASSETS                              TOTAL          FUND           FUND           FUND           FUND           FUND         FUND
- ------                              -----          ----           ----           ----           ----           ----         ----

Investments at Fair Value (Cost):
   Common Stock
    Dover Corporation
    ($63,891,515)                $ 91,254,401  $ 91,254,401   $          -  $          -   $          -   $          -  $          -


   Common Stock Funds;
    ($28,142,452; $16,254,725)     48,005,117             -              -    29,741,561     18,263,556              -             -

   Other Funds
    ($43,112,708; $14,432,875)     58,316,064             -     43,112,708             -              -     15,203,356             -

Notes receivable from employees    11,267,527             -              -             -              -              -    11,267,527

Accrued Interest & Dividends          812,919             -              -             -        812,919              -             -
                                 ------------  ------------   ------------  ------------   ------------     ----------  ------------
   Total Assets                   209,656,028    91,254,401     43,112,708    29,741,561     19,076,475     15,203,356    11,267,527
                                 ============  ============   ============  ============   ============   ============  ============

LIABILITIES
- -----------

Miscellaneous payable                  65,877        (4,193)        24,196        (2,186)        (4,957)        18,649        34,368
Due to (from) other fund                    -        (2,598)         3,627         2,360         (3,628)           239             -
                                 ------------  ------------   ------------  ------------   ------------     ----------  ------------
   Total Liabilities                   65,877        (6,791)        27,823           174         (8,585)        18,888        34,368
                                 ------------  ------------   ------------  ------------   ------------     ----------  ------------
Net assets available for plan
    benefits                     $209,590,151  $ 91,261,192   $ 43,084,885  $ 29,741,387   $ 19,085,060     15,184,468  $ 11,233,159
                                 ============  ============   ============  ============   ============   ============  ============


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1994

                                                                       PARTICIPANT DIRECTED
                                               ----------------------------------------------------------------------
                                                   STOCK         INCOME         EQUITY         GROWTH        BALANCED       LOAN
ASSETS                              TOTAL          FUND           FUND           FUND           FUND           FUND         FUND
- ------                              -----          ----           ----           ----           ----           ----         ----

Investments at Fair Value (Cost):
   Common Stock
      Dover Corporation
      ($51,255,030)               $ 58,829,338  $ 58,829,338  $          -   $          -  $          -  $          -   $          -

   Common Stock Funds;
      ($24,929,440; $10,940,786)    32,706,781             -             -     22,135,450    10,571,331             -              -
   Other Funds
      ($35,248,824; $6,213,983)     40,770,300             -    35,188,839              -             -     5,581,461              -

Notes receivable from employees      9,685,727             -             -              -             -             -      9,685,727



Receivables:

   Employee Contributions               56,946         1,310        12,700         24,137         2,469        16,330              -
   Employer Contributions               18,481        18,481             -              -             -             -              -
                                  ------------  ------------  ------------   ------------  ------------  ------------   ------------
   Total Assets                    142,067,573    58,849,129    35,201,539     22,159,587    10,573,800     5,597,791      9,685,727
                                  ============  ============  ============   ============  ============  ============   ============
LIABILITIES
- -----------

Miscellaneous  payable                       3             3             -              -             -             -              -
Due to (from) other fund                     -         2,866          (595)             -             -        (2,271)             -
                                  ------------  ------------  ------------   ------------  ------------  ------------   ------------
   Total Liabilities                         3         2,869          (595)             -             -        (2,271)             -
                                  ------------  ------------  ------------   ------------  ------------  ------------   ------------
Net assets available for plan     $142,067,570  $ 58,846,260  $ 35,202,134   $ 22,159,587  $ 10,573,800  $  5,600,062   $  9,685,727
                                  ============  ============  ============   ============  ============  ============   ============
   benefits


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                 PARTICIPANT DIRECTED
                                           -----------------------------------------------------------------------
                                             STOCK         INCOME         EQUITY         GROWTH        BALANCED       LOAN
                              TOTAL          FUND           FUND           FUND           FUND           FUND         FUND
                              -----          ----           ----           ----           ----           ----         ----



Investments Income:
 Interest                  $   4,132,194   $     39,050   $  2,328,143   $     83,315   $     58,197   $    930,427   $    693,062
 Dividends                     4,250,571      1,283,021              -      1,595,848        812,919        558,783              -
 Net realized/unrealized
  gain (loss) on
  investments                 34,712,397     24,802,504        498,736      4,413,335      3,558,139      1,439,683              -
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------
                              43,095,162     26,124,575      2,826,879      6,092,498      4,429,255      2,928,893        693,062
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------

Contributions:

 Employees                    16,194,496      4,992,788      4,196,254      2,968,370      2,514,912      1,522,172              -
 Employer                      6,597,267      6,394,001         79,427            770            360        122,709              -
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------
                              22,791,763     11,386,789      4,275,681      2,969,140      2,515,272      1,644,881              -
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------

Net loans to participants              -       (773,097)      (528,753)      (249,590)      (135,440)      (166,445)     1,853,325
Interfund transfers                    -       (949,192)     1,820,962     (1,394,489)     1,066,098        149,683       (693,062)
Plan merger                   12,060,027        642,265      3,724,242      1,335,259        928,073      5,220,702        209,486
Plan Spin-off                   (551,968)      (252,936)       (87,461)       (93,186)       (36,187)       (13,575)       (68,623)
Rollovers                      1,700,286        475,036        332,540        251,446        381,466        259,798              -
Distributions to
  participants               (11,572,689)    (4,238,508)    (4,481,339)    (1,329,278)      (637,277)      (439,531)      (446,756)
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------
Increase (Decrease) in
  net assets available
  for plan benefits           67,522,581     32,414,932      7,882,751      7,581,800      8,511,260      9,584,406      1,547,432
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for
 plan benefits

  Beginning of period        142,067,570     58,846,260     35,202,134     22,159,587     10,573,800      5,600,062      9,685,727
                           -------------   ------------   ------------   ------------   ------------   ------------   ------------
  End of period            $ 209,590,151   $ 91,261,192   $ 43,084,885   $ 29,741,387   $ 19,085,060   $ 15,184,468   $ 11,233,159
                           =============   ============   ============   ============   ============   ============   ============


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                         PARTICIPANT DIRECTED
                                                  ---------------------------------------------------------------------
                                                     STOCK         INCOME         EQUITY         GROWTH        BALANCED     LOAN
                                        TOTAL        FUND           FUND           FUND           FUND           FUND       FUND
                                        -----        ----           ----           ----           ----           ----       ----

Investments Income:
   Interest                        $  2,461,128   $         -   $ 1,937,499   $         -   $         -   $         -   $   523,629
   Dividends                          4,431,103     1,039,009             -     2,459,262       473,400       459,432             -
   Net realized/unrealized
      gain (loss) on  investments   (14,256,342)   (9,673,854)         (288)   (3,161,500)     (785,731)     (634,969)            -
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
                                     (7,364,111)   (8,634,845)    1,937,211      (702,238)     (312,331)     (175,537)      523,629
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
Contributions:

     Employees                       13,229,355     4,104,932     3,629,422     2,618,739     1,860,655     1,015,607             -
     Employer                         4,984,071     4,816,314        36,520        78,940             -        52,297             -
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
                                     18,213,426     8,921,246     3,665,942     2,697,679     1,860,655     1,067,904             -
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------

Net loans to participants                     -      (731,915)     (591,224)     (242,212)     (105,871)      (46,202)    1,717,424
Interfund transfers                           -     3,295,201    (1,566,104)     (315,652)     (455,823)     (433,993)     (523,629)
Plan merger                           3,343,359             -       578,651     1,323,997             -     1,440,711             -
Rollovers                               281,044       123,368        98,275        20,179        23,411        15,811             -
Distributions to participants       (11,814,395)   (4,064,850)   (4,345,795)   (1,755,089)     (612,092)     (505,030)     (531,539)
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
Increase (Decrease) in net assets
     available for plan benefits      2,659,323    (1,091,795)     (223,044)    1,026,664       397,949     1,363,664     1,185,885
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for plan

benefits

     Beginning of period            139,408,247    59,938,055    35,425,178    21,132,923    10,175,851     4,236,398     8,499,842
                                   ------------   -----------   -----------   -----------   -----------   -----------   -----------
     End of period                 $142,067,570   $58,846,260   $35,202,134   $22,159,587   $10,573,800   $ 5,600,062   $ 9,685,727
                                   ============   ===========   ===========   ===========   ===========   ===========   ===========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                         PARTICIPANT DIRECTED
                                                ---------------------------------------------------------------------
                                                  STOCK         INCOME         EQUITY         GROWTH        BALANCED       LOAN
                                   TOTAL          FUND           FUND           FUND           FUND           FUND         FUND
                                   -----          ----           ----           ----           ----           ----         ----
Investments Income:
 Interest                      $  2,619,997   $          -   $  2,131,916   $          -   $          -   $         -   $   488,081
 Dividends                        5,506,644      2,271,890              -      2,383,687        492,036       359,031             -
 Net realized/unrealized
  gain (loss) on investments     15,532,945     14,274,892         12,054        626,969        577,473        41,557             -
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------

                                 23,659,586     16,546,782      2,143,970      3,010,656      1,069,509       400,588       488,081
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------
Contributions
 Employees                       11,907,729      3,602,641      3,945,664      2,268,482      1,480,433       610,509             -
 Employer                         4,307,760      4,307,760              -              -              -             -             -
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------
                                 16,215,489      7,910,401      3,945,664      2,268,482      1,480,433       610,509             -
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------

Net loans to participants                --       (665,825)      (726,179)      (283,586)       (32,164)      (40,332)    1,748,086
Interfund transfers                      --       (716,319)    (1,874,979)      (168,041)     1,651,799     1,595,621      (488,081)
Plan spin-off                    (5,360,667)    (2,056,902)    (1,578,455)      (837,011)      (317,105)     (111,066)     (460,128)
Distributions to participants   (10,709,776)    (3,392,548)    (4,977,167)    (1,314,963)      (193,612)     (277,295)     (554,191)
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------

Increase (Decrease) in net
 assets available for plan
 benefits                        23,804,632     17,625,589     (3,067,146)     2,675,537      3,658,860     2,178,025       733,767
                               ------------   ------------   ------------   ------------   ------------   -----------   -----------

Net assets available for
 plan benefits

 Beginning of period            115,603,615     42,312,466     38,492,324     18,457,386      6,516,991     2,058,373     7,766,075
                               ============   ============   ============   ============   ============   ===========   ===========

 End of period                 $139,408,247   $ 59,938,055   $ 35,425,178   $ 21,132,923   $ 10,175,851   $ 4,236,398   $ 8,499,842
                               ============   ============   ============   ============   ============   ===========   ===========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(1)      Summary of Significant Accounting Policies

         (a)     Basis Presentation

                 The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Employee Savings and Investment Plan (the "Plan"). On January 1, 1996, the plan changed its name from the "Dover Corporation Employee Savings and Investment Plan," to the "Dover Corporation Retirement Savings Plan."

         (b)     Management of Trust Funds

                 Investors Diversified Services (IDS) Trust (The Trustee) was granted discretionary authority to purchase and sell securities. IDS, which is an American Express Company, changed its name during 1995 to American Express Financial Advisors. The Trustee maintains five investment funds as follows: The Stock Fund is authorized to invest in Dover Corporation common stock. The Income Fund is authorized to invest in fixed income securities such as securities of the United States government or agencies thereof, money market funds, corporate bonds, mortgages, and insurance company contracts. The Equity Fund is authorized to invest in common stocks and other equity-type investments which are expected to present opportunities for capital appreciation. The Balanced Fund is authorized to invest in a combination of common stocks (up to 65%) and preferred stocks, bonds, convertible bonds, notes and unsecured bonds and short-term investments (up to 35%). The Growth Fund is authorized to invest primarily in common stocks with the objective of obtaining capital growth without regard to income or volatility. On January 1, 1996, five funds were added. See details in Section 7, Subsequent Events. The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

         (c)     Investments

                 Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(1a)     Continued

Common stock - quotations obtained from national securities exchanges; and fixed income and short term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

Realized gains or losses on investments sold determined on the average cost method are as follows:

                       Stock        Income        Equity       Growth      Balanced
                       Fund          Fund          Fund         Fund          Fund

         1995
         ----

Aggregate Proceeds  $18,405,435  $ 22,116,053   $ 4,769,869   $3,474,303  $ 1,909,012
Aggregate Cost       13,391,509    21,617,317     4,749,633    3,107,369    1,872,332
                    -----------  ------------   -----------   ----------  -----------
Net Gain (Loss)     $ 5,013,926  $    498,736   $    20,236   $  366,934  $    36,680
                    ===========  ============   ===========   ==========  ===========

         1994
         ----

Aggregate Proceeds  $ 9,671,990  $ 12,744,034   $ 3,717,828   $3,886,694  $ 1,511,624
Aggregate Cost        7,261,742    12,744,322     3,745,273    3,787,505    1,561,594
                    -----------  ------------   -----------   ----------  -----------
Net Gain (Loss)     $ 2,410,248  $       (288)  $   (27,445)  $   99,189  $   (49,970)
                    ===========  ============   ===========   ==========  ===========

         1993
         ----

Aggregate Proceeds  $10,951,608  $ 15,063,372   $ 4,334,883   $2,874,737  $   975,577
Aggregate Cost        8,585,033    15,051,318     4,211,184    2,732,815      954,158
                    -----------  ------------   -----------   ----------  -----------
Net Gain (Loss)     $ 2,366,575  $     12,054   $   123,699   $  141,922  $    21,419
                    ===========  ============   ===========   ==========  ===========



    Unrealized gain and losses were as follows:

                                  Stock         Equity        Growth        Balanced
                                  Fund           Fund          Fund           Fund

         1995
         ----

Balance at Beginning of Year  $  7,574,308   $ (2,793,990)  $  (369,455)  $  (632,522)
Balance at The End of Year      27,362,886      1,599,109     2,821,750       770,481
                              ------------   ------------   -----------   -----------
Net Change                    $ 19,788,578   $  4,393,099   $ 3,191,205   $ 1,403,003
                              ============   ============   ===========   ===========

         1994
         ----

Balance at Beginning of Year  $ 19,658,410   $    340,065   $   515,465   $   (47,523)
Balance at The End of Year       7,574,308     (2,793,990)     (369,455)     (632,522)
                              ------------   ------------   -----------   -----------
Net Change                    $(12,084,102)  $(3,134,055)  $  (884,920)   $  (584,999)
                              ============   ============   ===========   ===========

         1993
         ----

Balance at Beginning of Year  $  7,750,093   $   (163,205)  $    79,914   $   (67,661)
Balance at The End of Year      19,658,410        340,065       515,465       (47,523)
                              ------------   ------------   -----------   -----------
Net Change                    $ 11,908,317   $    503,270   $   435,551   $    20,138
                              ============   ============   ===========   ===========

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(2)      The Plan

          Participating units of Dover Corporation ("Dover") may participate in
          (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or
          (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 2% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

          The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees is further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $150,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. For the years ended December 31, 1994 and prior, each participating Dover unit (Employers) made contributions to the Plan on behalf of the Participants employed by it, equal to between 25% and 50% of the first 6% of compensation included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution was made to the Plan on behalf of Participants employed on the last day of the year. The aggregate percentage of all Employer Matching Contributions for the plan year did not exceed 80% of the first 6% of compensation included in the Deferred Amount. Effective January 1, 1995, the separate limitations on basic and additional matching contributions were replaced by an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. At the same time, the minimum basic matching contributions was reduced to 10% of compensation included in the Deferred Amount. All employer matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions.

          An Employer may elect to make Profit-Sharing Contributions for a plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the plan year. A participant's Profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a plan termination.

          A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statement

(2)      Continued

         On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

         A participant who has been active in the Plan for at least twelve months may request a loan from the Plan. Loan requests must be in increments of $500. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

         Vested Account Balance             Allowable Loan

         less than or equal to $100,000     up to 50% of Vested Account Balance
         more than $100,000                 $50,000


         Loans are available for the acquisition of a home, home improvements, medical expenses, education expenses, or other purposes approved by the Plan Administrator.

         Each Participant will have the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year be invested in one or more of the available Investment Funds in multiples of five percent. Each participant will have the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contribution) among the investment funds.

         Each participant will have the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)      Federal Income Taxes

         The Plan Administrator has received a tax qualification letter from the Internal Revenue Service, and believes that the Plan continues to qualify under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(4)      Administrative Expenses

         Administrative expenses of the Plan have been paid by Dover Corporation, which currently waives its right to have the Plan pay its own expenses.

(5)      Plan Termination

         Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(6)      Plan Merger and Spin-Off

         On December 19, 1995 assets amounting to $6,338,613 were merged into the Plan from the Tipper Tie Inc. Employees Deferred Savings, Profit Sharing and Investment Plan. Tipper-Tie Inc. is a wholly owned subsidiary of Dover Corporation. Tipper-Tie employees began contributing to the Plan on October 1, 1995.

         On April 27,1995 assets amounting to $5,721,414 were merged into the Plan from the General Elevator Company, Inc. Thrift, Savings and Investment Plan, which had been sponsored by Dover's wholly owned subsidiary, General Elevator Company Inc.

         General Elevator employees began contributing to the Plan on January 1,1995.

         On January 1, 1995 Oscillatek Inc. elected to drop out of the Plan. On March 21, 1995 assets amounting to $551,968 were spun-off primarily to Oscillatek Savings and Investment Plan. Oscillatek Inc. is a wholly owned subsidiary of Dover Corporation.

 (7)     Subsequent Events

         On January 1, 1996 the name of the Plan was changed to the Dover Corporation Retirement Savings Plan.

         On January 1, 1996 the number of investment funds was increased by five for a total of ten. The additional investment options are the following:

         The Templeton Foreign Fund is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States with the objective of obtaining long-term capital growth without regard to income or volatility.

         The Aim Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies with the objective of obtaining capital growth without regard to income or volatility.

         The Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an aggressive risk profile appropriate for individuals with long-term time horizons.

         The Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an moderately conservative risk profile appropriate for individuals with medium-term time horizons.

                                DOVER CORPORATION

                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(7)      Continued

         The Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an conservative risk profile appropriate for individuals with short-term time horizons.

         On January 1, 1996 the minimum percentage of compensation an employee may elect to contribute (the "Deferred Amount") was reduced from 2% to 1%.

         On January 8, 1996 assets amounting to $10,280,736 and 40,000 shares of Dover Stock in kind were merged into the Plan from the Chief Automotive Systems, Inc. Savings/Retirement Plan. Chief is a wholly owned subsidiary of Dover Corporation.

         Chief employees began contributing to the Plan January 1, 1996.

         On January 17, 1996, assets amounting to $3,026,567 were merged into the Plan from the Phoenix Refrigeration Systems, Inc. Money Purchase Plan, the Phoenix Refrigeration Systems, Inc. Profit Sharing Plan, the Phoenix Refrigeration Systems, Inc. 401(k) Retirement Plan, and the Electrical Distribution Systems, Inc. 401(k) Plan respectively. Electrical Refrigeration System, Inc. is a former subsidiary of Phoenix Refrigeration Systems, which has been merged into Dover's wholly owned subsidiary, Hill Phoenix, Inc.. Hill Phoenix, Inc. Employees began contributing to the Plan on October 1, 1995.

         On April 1, 1996 the Plan was amended to allow participants to have a maximum of three loans outstanding subject to previously established guidelines.

(8)      Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                               DOVER CORPORATION
                                                         RETIREMENT SAVINGS PLAN


Dated: June 27, 1996                      By: /s/ Robert G. Kuhbach
                                             ---------------------------------
                                             Robert G. Kuhbach, Vice President
                                             and Secretary
                                             and Member Pension Committee
                                             ( Plan Administrator)